Exhibit 99(a)5

[Chesapeake Financial Shares, Inc. Letterhead]

February 28, 2003

Press release

For additional information please contact

Douglas D. Monroe, Jr.—804-435-1181/1-800-434-1181

CHESAPEAKE FINANCIAL SHARES, INC. ANNOUNCES

EFFECTIVE DATE OF GOING PRIVATE TRANSACTION

KILMARNOCK, VIRGINIA, February 28, 2003 – Chesapeake Financial Shares, Inc. announced that its shareholders approved the proposed going private transaction by an overwhelming margin (89% of the outstanding shares were voted in favor of the transaction) at a special meeting of shareholders held on February 27, 2003. The transaction became effective as of 6:01 p.m. on February 27, 2003. The Company will promptly send instructions to those shareholders who held fewer than 500 shares as of that date that will describe the procedures to be followed in order to receive the cash payment of $27.00 per share to which they may be entitled. The Company also plans to terminate the registration of its common stock under Section 12(g) of the Securities Exchange Act of 1934 and to cause its common stock to cease to be listed and traded on the OTC Bulletin Board in the near future.